Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 21, 2021

On May 21, 2021, Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) issued the following joint news release.

North America’s Railroad

NEWS RELEASE

CN TO COMBINE WITH KANSAS CITY SOUTHERN

CN and KCS enter into a definitive merger agreement to create the premier railway for the 21st century, bring together highly complementary networks to benefit customers and enhance competition

Anticipated to be accretive to CN’s Adjusted Diluted EPS1 in the first full year following CN assuming control of KCS

Expected EBITDA synergies approaching $1 billion annually, with a significant proportion expected from converting truck traffic from busy interstates and highways for better fuel efficiency at a lower cost

MONTREAL and KANSAS CITY, Mo., May 21, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that they have entered into a definitive merger agreement to create the premier railway for the 21st century.

Under the terms of the agreement, which was unanimously approved by the Board of Directors of each company, KCS shareholders will receive $3252 per common share based on CN’s May 13, 2021 offer, which implies a total enterprise value of $33.6 billion, including the assumption of approximately $3.8 billion of KCS debt. KCS shareholders will receive $200 in cash and 1.129 shares of CN common stock for each KCS common share, with KCS shareholders expected to own 12.6% of the combined company. This represents an implied premium of 45% when compared to KCS’ unaffected closing stock price on March 19, 2021. KCS’ preferred shareholders will receive $37.50 in cash for each preferred share.

“We are thrilled that KCS has agreed to combine with CN to create the premier railway for the 21st century. I would like to thank the numerous stakeholders of both companies who have demonstrated overwhelming support for this compelling combination, and we look forward to delivering the many benefits of this pro-competitive transaction to them. I am confident that together with KCS’ experienced and talented team, we will meaningfully connect the continent – enhancing competition, offering more choice for customers, and driving environmental stewardship and shareholder value.”

•	JJ Ruest, president and chief executive officer of CN

[1]

The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter.

[2]

All figures in U.S. dollars, except where noted. All conversions between Canadian dollars and U.S. dollars are based on a 0.827 foreign exchange rate as of May 12, 2021. Where applicable, figures are based on the CN closing share price on the NYSE of $110.76 as of May 12, 2021.

“As North America’s most customer-focused transportation provider, we are excited about this combination with CN, which will provide customers access to new single-line transportation services at the best value for their transportation dollar, and increase competition among the Class 1 railroads. Our companies’ cultures are strongly aligned, and we share a commitment to environmental stewardship, safe operations, reliable service and outstanding performance. As a larger continental enterprise with complementary routes and an enhanced platform for revenue growth, capital investment, and job creation, we will be positioned to deliver on the transaction’s powerful synergies which will create new growth opportunities for our customers, employees, labor partners, communities and shareholders.”

•	Patrick J. Ottensmeyer, president and chief executive officer of KCS

“KCS is the ideal partner for CN to connect the continent, helping to drive North American trade and economic prosperity. We are confident in our ability to gain the necessary regulatory approvals and complete the combination with KCS, and we look forward to combining with KCS to create new opportunities, more choice and a stronger company.”

•	Robert Pace, chair of the board of CN

Compelling Strategic and Financial Rationale

Creates the premier railway for the 21st century. The combination of CN and KCS will further accelerate CN’s industry-leading growth profile by connecting North America’s industrial corridor to create new options for shippers and new revenue for the combined company. ACN- KCS combination will substantially help realize the many benefits of the USMCA, bringing it to life in a meaningful way.

Brings together highly complementary networks to benefit customers. CN and KCS will create a safer, faster, cleaner and stronger railway that is ideally positioned to support the growth of an emerging consumption-based economy through better service options and customer choice.

Enhances competition. This combination will create an express route that connects the U.S., Mexico and Canada with a seamless single-owner, single-operator service, and preserves access to all existing gateways to enhance route choices and ensure robust price competition.

Delivers significant value to KCS shareholders. CN’s proposal delivers an implied premium of 45% to KCS shareholders, as well as participation in the significant upside of the combined company. Additionally, KCS shareholders will have the ability to receive the merger consideration immediately upon the closing of CN’s voting trust, which is expected to be in the second half of 2021. This combination will also significantly expand the combined company’s total addressable market (“TAM”) – CN and KCS would target $8 billion of TAM opportunity while supporting growth across the rapidly growing USMCA network.

Presents compelling synergies and pro-forma financial metrics. CN currently estimates that the combination would result in EBITDA synergies approaching $1 billion annually, with the vast majority of synergies coming from additional revenue opportunities. CN anticipates the transaction to be accretive to CN’s adjusted diluted earnings per share in the first full year following CN assuming control of KCS.

Accelerates innovation. CN and KCS share cultures that value safety, service and environmental stewardship. CN and KCS will accelerate innovation and investment as CN brings its industry- leading safety technology and fuel efficiency to the KCS network.

Yields demonstrable benefits for the environment. The combination will yield demonstrable benefits for the environment by converting significant volumes of truck traffic onto rails, delivering better fuel efficiency at lower cost. CN has the ability to remove more than 300 trucks from the road with every additional freight train. Because trains are 4 to 5 times more fuel- efficient than trucks, the combined company will also have an opportunity to realize a 75% reduction in greenhouse gas emissions, resulting in cleaner air for local communities along CN’s line. While preventing thousands of tons of emissions from entering the atmosphere every day, the expected conversion of truck traffic to rails will also reduce traffic congestion in these regions.

Creates opportunities for local communities. Upon the closing of the transaction, CN will maintain corporate headquarters in Montreal, Canada, and establish Kansas City, Missouri, as the combined company’s United States headquarters. The Mexico headquarters will remain in Mexico City and the operations center in Monterrey. CN will make significant infrastructure investments in key communities across the new network, including Illinois, Missouri, Michigan, Louisiana and Texas, meaning more economic opportunity and more jobs.

Financing

The cash portion of the consideration will be funded through a combination of cash-on-hand and approximately $19 billion of new debt. Upon closing of the transaction and including the assumption of approximately $3.8 billion of KCS debt, we expect to have outstanding debt of approximately $33 billion, representing a leverage ratio of 4.5x pro forma 2021 EBITDA3, and we expect to maintain an investment grade credit rating. Based on the proposed exchange ratio and CN’s current quarterly dividend of C$0.615 per CN share, KCS shareholders are expected to receive the equivalent of $2.30 in annual dividends per KCS share.

[3]	Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021.

Approvals and Timing

CN and KCS are confident in their ability to obtain all necessary regulatory approvals, including from the Surface Transportation Board (“STB”) and the Federal Economic Competition Commission (COFECE) and Federal Telecommunications Institute (IFT) in Mexico.

CN has proposed a “plain vanilla” voting trust. Upon KCS shareholder approval of the transaction, and satisfaction of customary closing conditions, CN will acquire KCS shares and place them into the voting trust. KCS shareholders will receive the merger consideration immediately upon the closing of CN’s voting trust, which is expected to be in the second half of 2021.

Following this step, the STB and other regulatory authorities must approve CN’s control of KCS. The completion of the transaction is expected to take place in the second half of 2022. Upon completion, CN and KCS will begin the integration process to realize the significant benefits of the combination for their stakeholders.

For more information on CN’s acquisition of KCS, please visit www.ConnectedContinent.com.

Advisors

J.P. Morgan and RBC Capital Markets are acting as CN’s financial advisors, and Centerview Partners LLC is also serving as a financial advisor. Cravath, Swaine & Moore LLP, Sidley Austin LLP, Norton Rose Fulbright LLP, Torys LLP, Agon and Stikeman Elliot LLP are providing legal counsel to CN.

BofA Securities and Morgan Stanley & Co. LLC are serving as financial advisors to Kansas City Southern. Wachtell, Lipton, Rosen & Katz, Baker & Miller PLLC, Davies Ward Phillips & Vineberg LLP, WilmerHale, and White & Case, S.C. are serving as legal counsel to Kansas City Southern.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. This news release also includes certain forward looking non-GAAP measures or discussions of such measures (EPS, Adjusted Diluted EPS, EBITDA and a leverage ratio being adjusted debt to adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS, net income and long term debt to net income ratio, respectively), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS.

Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada.

Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts

Media: CN	Investment Community: CN
Canada	Paul Butcher
Mathieu Gaudreault	Vice-President
CN Media Relations & Public Affairs	Investor Relations
(514) 249-4735	(514) 399-0052

Mathieu.Gaudreault@cn.ca	investor.relations@cn.ca
Longview Communications & Public Affairs	Investment Community: KCS
Martin Cej	Ashley Thorne
(403) 512-5730	Vice President
mcej@longviewcomms.ca
Investor Relations
(816) 983-1530
United States	athorne@kcsouthern.com
Brunswick Group
Jonathan Doorley / Andrew Spinelli
(917) 459-0419 / (312) 468-7431	MacKenzie Partners, Inc.
jdoorley@brunswickgroup.com	Dan Burch / Laurie Connell
aspinelli@brunswickgroup.com	(212) 929-5748 / (212) 378-7071

Media: KCS
C. Doniele Carlson
KCS Corporate Communications & Community
Affairs
(816) 983-1372
dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher
Tim Lynch / Ed Trissel
(212) 355-4449